Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220997

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 13 DATED MARCH 15, 2019

TO THE PROSPECTUS DATED APRIL 12, 2018

This document supplements, and should be read in conjunction with, our prospectus dated April 12, 2018, as well as Supplement No. 1 dated May 15, 2018, Supplement No. 2 dated July 10, 2018, Supplement No. 3 dated August 10, 2018, Supplement No. 4 dated September 7, 2018, Supplement No. 5 dated October 9, 2018, Supplement No. 6 dated November 13, 2018, Supplement No. 7 dated November 15, 2018, Supplement No. 8 dated December 21, 2018, Supplement No. 9 dated January 3, 2019, Supplement No. 10 dated January 17, 2019, Supplement No. 11 dated January 18, 2019 and Supplement No. 12 dated February 15, 2019. Terms used and not otherwise defined in this Supplement No. 13 shall have the same meanings as set forth in our prospectus, as supplemented.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of April 1, 2019;

•	to disclose the calculation of our February 28, 2019 net asset value (“NAV”) per share for each class of our common stock;

•	to disclose the acquisition of a hotel investment; and

•	to disclose the declaration and payment of our first distributions on our common stock.

April 1, 2019 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of April 1, 2019 (and repurchases as of March 31, 2019) is as follows:

Transaction Price (per share)
Class S	$20.21
Class T	$20.15
Class D	$20.19
Class I	$20.24

The April 1, 2019 transaction price for each of our share classes is equal to such class’s NAV per share as of February 28, 2019. A detailed presentation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

February 28, 2019 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV.

SREIT-SUP13-0319

The following table provides a breakdown of the major components of our NAV as of February 28, 2019 ($ and shares in thousands):

Components of NAV	February 28, 2019
Investments in real properties	$420,550
Investments in real estate related securities	16,152
Cash and cash equivalents	22,516
Restricted cash	72,206
Other assets	5,011
Debt obligations	(270,214)
Subscriptions received in advance	(57,854)
Other liabilities	(14,550)
Accrued performance participation accrual	(320)
Accrued stockholder servicing fees(1)	(237)

Net asset value	$193,260

Number of outstanding shares	9,560

(1) Stockholder servicing fees only apply to Class S, Class T and Class D shares.

The following table provides a breakdown of our total NAV and NAV per share by share class as of February 28, 2019:

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Total

Net asset value	$151,723,565	$1,816,576	$2,309,376	$37,410,022	$193,259,539

Number of outstanding shares	7,507,204	90,161	114,358	1,848,452	9,560,175

NAV per share as of February 28, 2019	$20.21	$20.15	$20.19	$20.24

Consistent with our disclosure in the prospectus regarding our NAV calculation, as of February 28, 2019 our real estate properties are valued at cost. In the future, as we establish new values for our properties, we will provide information on the key assumptions used in the discounted cash flow methodology and a sensitivity analysis related thereto.

The following table provides a breakdown of the major components of our NAV as of January 31, 2019 ($ and shares in thousands):

Components of NAV	January 31, 2019
Investments in real properties	$420,087
Cash and cash equivalents	6,415
Restricted cash	41,268
Other assets	4,401
Debt obligations	(267,864)
Subscriptions received in advance	(27,230)
Other liabilities	(12,253)
Accrued performance participation accrual	(99)
Accrued stockholder servicing fees(1)	(128)

Net asset value	$164,597

Number of outstanding shares	8,199

(1) Stockholder servicing fees only apply to Class S, Class T and Class D shares.

The following table provides a breakdown of our total NAV and NAV per share by share class as of January 31, 2019:

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Total

Net asset value	$132,681,232	$9,697	$925,445	$30,980,828	$164,597,202

Number of outstanding shares	6,610,280	483	46,075	1,542,000	8,198,838

NAV per share as of January 31, 2019	$20.07	$20.07	$20.09	$20.09

Hotel Acquisition

The disclosure appearing under the subheading “Identification of Investments” beginning on page 103 of our prospectus and all disclosure in our prospectus regarding the blind-pool nature of our offering is supplemented with the following:

On March 13, 2019, through an indirect wholly-owned subsidiary we entered into a joint venture with affiliates of Dovehill Capital Management (“Dovehill”), which has a long working history with our sponsor, to acquire the Renaissance Fort Lauderdale Cruise Port Hotel (the “Property”), a 236-room hotel located on a 3.31 acre site on 17th Street in Fort Lauderdale, Florida. Following the acquisition of the Property by the joint venture from affiliates of Noble Investment Group, we will own a position in the Property for which we paid approximately $12 million and received a 43% interest in the joint venture. The opportunity to acquire the Property was presented to us on an off-market basis and neither Dovehill nor Noble Investment Group is affiliated with us, our advisor or any of our affiliates. Our investment is defensively structured and includes attractive yield support from Dovehill and certain of its principals for the first five years of the investment. Our investment was funded by cash and the acquisition of the Property was funded with cash and new property-level indebtedness provided by Barclays Bank. The table below includes certain historical information with respect to the average occupancy, the average daily rate and the revenue per available room of the Property.

Year		Average Occupancy Per Night	Average Daily Rate	Revenue Per Available Room
2015		80.0%	$156	$124
2016		80.3%	$167	$134
2017	(1)	84.5%	$171	$144
2018		82.6%	$178	$147

(1): Note that 2017 occupancy was inflated since some competitive properties were briefly shuttered to repair Hurricane Irma-related damage

The Property is a 12 minute drive from Fort Lauderdale-Hollywood International Airport, which has been the fastest growing airport in the United States from 2014-2018 with a 9.9% compound annual growth rate and is currently undergoing a $2.3 billion expansion to increase its gate capacity by 53% from 62 to 95. The Property is within walking distance of Port Everglades, the third busiest cruise port in the world. The Property will be managed by Wurzak Hotel Group.

February 2019 Distributions

On March 4, 2019, we declared distributions for each class of our common stock in the amount per share set forth below:

	Gross Distribution	Stockholder Servicing Fee(1)	Net Distribution
Class I Common Stock	$0.0840	($0.0000)	$0.0840
Class D Common Stock	$0.0840	($0.0062)	$0.0778
Class T Common Stock	$0.0840	($0.0132)	$0.0708
Class S Common Stock	$0.0840	($0.0303)	$0.0537

(1)	The stockholder servicing fee per share includes accrued stockholder servicing fees for December 2018, January 2019 and February 2019.

The net distributions for each class of common stock (which represents the gross distributions less stockholder servicing fees for the applicable class of common stock) are payable to stockholders of record as of the close of business on February 28, 2019 and will be paid on or about March 5, 2019. These distributions will be paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan.